SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

_______________

The Talbots, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

874161102

(CUSIP Number of Class of Securities)
_______________

Andrew N. Siegel, Esq.
General Counsel
Perella Weinberg Partners Group LP
767 Fifth Avenue
New York, NY 10153
(212) 287-3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

Matthew M. Guest, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

April 7, 2010
_______________

(Date of Event Which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874161102	SCHEDULE 13D	Page 2 of 18

1	NAME OF REPORTING PERSON Perella Weinberg Partners Acquisition LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 26-1192864
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,500,309 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,500,309 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,500,309 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5) 8.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 874161102	SCHEDULE 13D	Page 3 of 18

1	NAME OF REPORTING PERSON PWP Acquisition GP LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 26-1192830
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,500,309 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,500,309 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,500,309 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5) 8.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 874161102	SCHEDULE 13D	Page 4 of 18

1	NAME OF REPORTING PERSON Perella Weinberg Partners Group LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-5466924
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,500,309 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,500,309 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,500,309 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5) 8.1%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 874161102	SCHEDULE 13D	Page 5 of 18

1	NAME OF REPORTING PERSON Joseph R. Perella I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,500,309 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,500,309 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,500,309 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5) 8.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 874161102	SCHEDULE 13D	Page 6 of 18

1	NAME OF REPORTING PERSON BNYH BPW Holdings LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 26-1191060
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,750,154 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,750,154 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,750,154 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Item 5) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 874161102	SCHEDULE 13D	Page 7 of 18

                This statement on Schedule 13D (this “Schedule 13D”) is being filed by (i) Perella Weinberg Partners Acquisition LP, a Delaware limited partnership (“PWPA”), with respect to shares of Common Stock, par value $0.01 (the “Common Stock”), of The Talbots, Inc., a Delaware corporation (the “Company”), directly held by it and its wholly owned subsidiary BNYH BPW Holdings LLC, a Delaware limited liability company (“BNYH”); (ii) PWP Acquisition GP LLC, a Delaware limited liability company (“PWP GP”), which serves as the general partner of PWPA, with respect to shares of Common Stock owned by PWPA and BNYH; (iii) Perella Weinberg Partners Group LP, a Delaware limited partnership (“PWP Group”), which controls PWP GP and has voting and dispositive authority over the shares of Common Stock owned by PWPA and BNYH; (iv) Joseph R. Perella, a United States citizen, who is the Chairman and Chief Executive Officer of PWP Group, with respect to shares of Common Stock owned by PWPA and BNYH; and (v) BNYH, with respect to shares owned by it.  BNYH, together with PWPA, PWP GP, PWP Group and Mr. Perella, are referred to herein as the “Reporting Persons,” and each a “Reporting Person.”   Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.  Unless the context otherwise requires, references herein to “Shares” are to shares of Common Stock.

PWPA directly holds 2,750,155 Shares of the 5,500,309 Shares to which this filing relates.  BNYH directly holds 2,750,154 Shares of the 5,500,309 Shares to which this filing relates and is a wholly owned subsidiary of PWPA.  As such, PWPA may be deemed to be the beneficial owner of all 5,500,309 Shares to which this filing relates.  PWP GP is the general partner of PWPA and may be deemed to control PWPA and, therefore, may be deemed to be the beneficial owner of the Shares held by PWPA and BNYH.  PWP GP is controlled by PWP Group, which has voting and dispositive authority over the Shares held by PWPA and BNYH, and, therefore, PWP Group may be deemed to be the beneficial owner of the Shares held by PWPA and BNYH.  Mr. Perella is the Chairman and Chief Executive Officer of PWP Group and, therefore, may be deemed to be the beneficial owner of the Shares held by PWPA and BNYH.  Each of PWP GP, PWP Group and Mr. Perella, and each of the individuals listed on Schedule I hereto, disclaims beneficial ownership of the Shares in which PWPA and BNYH have beneficial ownership, except to the extent of any indirect pecuniary interest therein.

CUSIP No. 874161102	SCHEDULE 13D	Page 8 of 18

ITEM 1.                     SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, par value $.01, of the Company, acquired by PWPA and BNYH. The Company’s principal executive office is located at One Talbots Drive, Hingham, MA 02043.

ITEM 2.                     IDENTITY AND BACKGROUND.

(a)                This Schedule 13D is being filed by PWPA, PWP GP, PWP Group, Mr. Perella and BNYH.  The agreement (the “Joint Filing Agreement”) among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

(b)               The address of the principal business office of the Reporting Persons is c/o Perella Weinberg Partners LP, 767 Fifth Avenue, New York, NY 10153.  The members and controlling persons of PWP GP, the general partners and controlling persons of PWP Group and the members and controlling persons of BNYH (each, a “Listed Person” and collectively, the “Listed Persons”), and their respective business addresses, are set forth on Schedule I hereto, which is incorporated herein by reference.

(c)                PWPA is principally engaged in the business of investing in Shares of Common Stock.  The principal business of PWP GP is to serve as general partner of PWPA.  The principal business of PWP Group is to serve as the holding company for businesses that provide investment banking, corporate advisory and asset management services to clients worldwide.  The principal occupation of Mr. Perella is to serve as the Chairman and Chief Executive Officer of PWP Group.  The principal business of BNYH is investing in Shares of Common Stock.

(d)        None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Listed Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Listed Persons, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                PWPA is a Delaware limited partnership.  PWP GP is a Delaware limited liability company.  PWP Group is a Delaware limited partnership.  Mr. Perella is a United States citizen.  BNYH is a Delaware limited liability company. Except as otherwise indicated on Schedule I, each of the Listed Persons is a United States citizen.

ITEM 3.                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 8, 2009, the Company entered into an Agreement and Plan of Merger with Tailor Acquisition, Inc., a Delaware corporation (“Merger Sub”), and BPW Acquisition Corp., a Delaware corporation (“BPW”), as amended by the First Amendment to Agreement and Plan of Merger, dated as of February 16, 2010, by and among the Company, Merger Sub and BPW, and by the Second Amendment to Agreement and Plan of Merger, dated as of April 6, 2010, by and among the Company, Merger Sub and BPW (as amended, the “Merger Agreement”).  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, on April 7, 2010 (the “Closing Date”), the Company completed its acquisition of BPW and BPW was merged with and into the Company (the “Merger”).  Upon the consummation of the Merger, subject to certain limited exceptions, each holder of shares of common stock of BPW immediately prior to the completion of the Merger became entitled to receive 0.9853 Shares in exchange for the cancellation of each such share of BPW common stock.  In accordance with the terms of the Merger Agreement, the Company also offered to exchange (the “Exchange Offer”), for each outstanding warrant to acquire shares of BPW common stock, either (i) 0.09853 Shares (the “Common Stock Exchange Ratio”) or (ii) 0.9853 warrants to acquire Shares, in each case subject to certain specified proration mechanics.  As more fully described in Item 4 below, in connection with the Company and BPW entering into the Merger Agreement, each of PWPA and BNYH agreed to exchange in the Exchange Offer each outstanding warrant to acquire shares of BPW held by it for Shares at the Common Stock Exchange Ratio.

CUSIP No. 874161102	SCHEDULE 13D	Page 9 of 18

The 5,500,309 Shares reported in this Schedule 13D were acquired by PWPA and BNYH pursuant to the Merger and the Exchange Offer, which were each consummated on the Closing Date.  Immediately prior to consummation of the Merger and the Exchange Offer, PWPA held 2,960,830 shares of common stock of BPW and 7,186,045 warrants to acquire shares of common stock of BPW, and BNYH held 2,960,830 shares of common stock of BPW and 7,186,044 warrants to acquire shares of common stock of BPW.  As described more fully in Item 4 below, in connection with the consummation of the Merger, PWPA and BNYH each surrendered for cancellation 888,249 shares of common stock of BPW for no consideration.  Accordingly, upon the closing of the Merger, pursuant to the terms of the Merger Agreement, PWPA and BNYH each became entitled to receive 2,042,114 Shares, and, upon the closing of the Exchange Offer, PWPA became entitled to receive 708,041 Shares and BNYH became entitled to receive 708,040 Shares.  PWP GP, PWP Group and Mr. Perella do not directly own any Shares.

ITEM 4.                     PURPOSE OF TRANSACTION.

On the Closing Date, pursuant to the terms of the Merger Agreement, each of PWPA and BNYH became entitled to receive 2,042,114 Shares, which number of Shares was calculated using an exchange ratio equal to 0.9853 Shares per share of BPW common stock, which exchange ratio was calculated based on the volume weighted average price of Shares on the New York Stock Exchange for the 15 consecutive trading days immediately preceding the fifth trading day prior to the date of the special meeting of BPW stockholders to approve the Merger.

In addition, on the Closing Date, pursuant to the terms of the Exchange Offer, PWPA became entitled to receive an additional 708,041 Shares and BNYH became entitled to receive an additional 708,140 Shares, which numbers of Shares were calculated using the Common Stock Exchange Ratio of  0.09853 Shares per warrant to acquire shares of BPW common stock, which Common Stock Exchange Ratio was calculated based on the volume weighted average price of Shares on the New York Stock Exchange for the 15 consecutive trading days immediately preceding the fifth trading day prior to the date of the special meeting of BPW stockholders to approve the Merger.

CUSIP No. 874161102	SCHEDULE 13D	Page 10 of 18

The representations and warranties of the Company in the Merger Agreement do not survive the completion of the Merger.  From and after the Closing Date, the Company must indemnify each of the directors and officers of BPW as of the Closing Date, and each former director or officer of BPW, against losses or costs in connection with any claim pertaining to (i) the fact that such person is or was a director or officer of BPW or any action or omission or alleged action or omission in such capacity as an officer or director of BPW or (ii) the Merger Agreement and the transactions it contemplates.

Pursuant to the terms of the Merger Agreement, BPW had the right to participate (through mutual agreement with the audit committee of the board of directors of the Company (the "Board")) in the selection of two directors to be appointed to the Board.  These appointments have not yet been made.

BNYH Agreement

            PWPA and BNYH were the sponsors of BPW (the “Sponsors”) and, in connection with BPW and Talbots entering  into the Merger Agreement, on December 7, 2009, PWPA, BNYH and certain affiliates of BNYH entered into an agreement (the “BNYH Agreement”) pursuant to which PWPA agreed to acquire BNYH upon the completion of the Merger, for an aggregate purchase price of $4,225,000.  BNYH also irrevocably appointed PWPA as its proxy to (i) vote its shares of BPW common stock at the special meeting of BPW stockholders to approve the Merger and (ii) exchange its warrants to acquire shares of BPW common stock in the Exchange Offer.  PWPA has agreed to indemnify certain affiliates of BNYH for any losses incurred as a result of the execution by BPW of any documents relating to the Merger and/or the negotiation or consummation of any actual or potential initial business combination of BPW after December 8, 2009, including the Merger.

BPW Sponsors Agreement

            In connection with BPW and Talbots entering  into the Merger Agreement, on December 8, 2009, PWPA and BNYH entered into an agreement with BPW and the Company (the “BPW Sponsors Agreement”), pursuant to which PWPA, on behalf of itself and BNYH, agreed to, among other things, (i) surrender an aggregate of 1,776,498 shares of BPW common stock at or prior to the completion of the Merger for no consideration; (ii) in connection with the approval of the Merger, vote all of its shares of BPW common stock that it acquired prior to BPW’s initial public offering in accordance with the majority of votes cast by the holders of shares of common stock issued in BPW’s initial public offering, and vote any shares of BPW common stock it acquired in the open market in favor of the Merger; (iii) exchange in the Exchange Offer, warrants to purchase shares of BPW common stock for Shares at the Common Stock Exchange Ratio; and (iv) restrict the transfer of all Shares held by it for 180 days after completion of the Merger, provided that in such 180-day period, PWPA, BNYH and their affiliates may sell a number of Shares with an aggregate market value at the time of such sale(s) that does not exceed the federal and state income tax liabilities of the selling party arising from the receipt of Shares in connection with the Merger and the Exchange Offer (the “Transfer Restrictions”).

Amended and Restated Registration Rights Agreement

CUSIP No. 874161102	SCHEDULE 13D	Page 11 of 18

In connection with closing of the Merger, and pursuant to the terms of the BPW Sponsors Agreement, on the Closing Date, Talbots entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with PWPA, BNYH and certain members of BPW’s pre-closing board of directors (such members of BPW’s pre-closing board of directors, together with PWPA and BNYH, the “Holders”), amending and restating the Registration Rights Agreement (the “IPO Registration Rights Agreement”), dated as of February 26, 2008, by and among BPW and the Holders.  Among other things, the Registration Rights Agreement amends the definition of “Registrable Securities” included in the IPO Registration Rights Agreement to include in such definition the Shares received by the Holders in connection with the Merger and the Exchange Offer.

AEON Repurchase, Repayment and Support Agreement

In connection with BPW and Talbots entering  into the Merger Agreement, on December 8, 2009, Talbots and BPW also entered into the Repurchase, Repayment and Support Agreement (the “AEON Agreement”) with AEON (U.S.A.), Inc., the then-majority stockholder of Talbots (“AEON USA”), and AEON Co., Ltd., the parent company of AEON USA.  Unless the context requires otherwise, references to “AEON” in this Schedule 13D refer to AEON Co., Ltd. and AEON USA together.

Under the terms of the AEON Agreement, AEON agreed to sell to the Company, at the closing of the Merger, all of the Shares owned by AEON for an aggregate of one million warrants to purchase shares of Talbots common stock (the “Aeon Warrants”).  Pursuant to the terms of the Aeon Agreement, the exercise price of the Aeon Warrants is $13.47, the closing price of Shares on the Closing Date.  This share repurchase was completed substantially simultaneously with the consummation of the Merger.  In addition, immediately prior to such share repurchase, the Company repaid in full all outstanding indebtedness under its financing agreements with AEON.  To the knowledge of the Reporting Persons, as a result of the completion of this share repurchase and repayment of indebtedness, AEON no longer owns any Shares.  In addition, in accordance with the terms of the Merger Agreement and the AEON Agreement, effective April 7, 2010, in connection with the closing of the Merger, Motoya Okada, Tsutomu Kajita, Yoshihiro Sano and Isao Tsuruta resigned from the Board.

The summaries of the Merger Agreement, the BNYH Agreement, the BPW Sponsors Agreement, the Registration Rights Agreement and the AEON Repurchase, Repayment and Support Agreement contained in this Schedule 13D, including Items 3 and 4 hereof, are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2 through 8 hereto and which are incorporated herein by reference.

The Shares reported in this Schedule 13D were acquired in connection with the consummation of the Merger and the Exchange Offer as described above. As described above, PWPA and BNYH were the sponsors of BPW, which, prior to the completion of the Merger, was a special purpose acquisition company formed in 2008 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses. The Merger and related transactions, including the Exchange Offer, constituted BPW’s initial business combination for purposes of BPW’s amended and restated certificate of incorporation.  In addition, the Company has in the past engaged Perella Weinberg Partners LP, an affiliate of PWPA, for corporate advisory services. Prior to the commencement of discussions between BPW and the Company, which resulted in the Merger and the Exchange Offer, the Company had engaged Perella Weinberg Partners LP to provide services in connection with the Company refinancing its existing indebtedness and consideration of strategic alternatives such as the Merger. Following commencement of discussions between BPW and the Company, Perella Weinberg Partners LP continued to advise the Company with respect to the refinancing of the Company’s indebtedness.  BPW, BNYH and the Company agreed to a payment by the Company, following completion of the Merger, of an advisory fee to Perella Weinberg Partners LP pursuant to existing arrangements between Perella Weinberg Partners LP and the Company.

CUSIP No. 874161102	SCHEDULE 13D	Page 12 of 18

The Reporting Persons beneficially own the Shares as an investment.  Subject to the Transfer Restrictions and applicable law, the Reporting Persons from time to time may decide to increase or decrease their investment in the Company by purchasing or disposing of Shares or other shares of capital stock of the Company in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant.  In addition to the foregoing, the Reporting Persons intend to seek from the Company a full or partial waiver of the Transfer Restrictions, which the Company may waive at any time in its discretion.  In the event of a waiver (or upon the expiration) of the Transfer Restrictions, subject to applicable law, PWPA and BNYH intend to sell or otherwise transfer or dispose of all or a portion of the Shares reported in this Schedule 13D in open market or private transactions, registered offerings or otherwise, including to persons formerly affiliated with the Sponsors.  The timing and amount of such sales, transfers or dispositions may depend upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant.  Moreover, in the ordinary course of its business activities, PWP Group or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or its affiliates, and Perella Weinberg Partners LP may be engaged by the Company for corporate advisory services.

Other than as described above, none of the Reporting Persons nor, to the best of their knowledge, any of the Listed Persons, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 874161102	SCHEDULE 13D	Page 13 of 18

ITEM 5.                     INTEREST IN SECURITIES OF THE COMPANY.

(a)                PWPA and BNYH are the direct beneficial owners of an aggregate of 5,500,309 Shares, representing approximately 8.1% of the outstanding Shares (based upon the 67,657,612 Shares stated by the Company to be outstanding as of April 8, 2010, in the Company's Form 10-K filed with the Securities and Exchange Commission on April 15, 2010).  Due to their respective relationships with PWPA, BNYH and each other, each of the other Reporting Persons may be deemed to beneficially own, in the aggregate, 5,500,309 Shares.  Each of PWP GP, PWP Group and Mr. Perella, and each of the Listed Persons, disclaims beneficial ownership of the Shares in which PWPA and BNYH have beneficial ownership, except to the extent of any indirect pecuniary interest therein.  Except as described in this Item 5(a), no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Shares in which PWPA and BNYH have beneficial ownership.

(b)               See Item 5(a) above.

(c)                Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons in the past 60 days.

(d)               To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)                Not applicable.

ITEM 6.                     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

 Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have entered a Joint Filing Agreement. The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

The responses set forth in Items 3 and 4 hereof are incorporated by reference in their entirety.

Except as referenced above or as described in Items 3 or 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

CUSIP No. 874161102	SCHEDULE 13D	Page 14 of 18

ITEM 7.                     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:	Joint Filing Agreement, dated April 16, 2010, by and among each of the Reporting Persons as required by Rule 13d-1(k)(1) under the Securities and Exchange Act f 1934, as amended.
Exhibit 2:

Agreement and Plan of Merger, by and among The Talbots, Inc., Tailor Acquisition, Inc. and BPW Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by The Talbots, Inc. with the Securities and Exchange Commission on December 10, 2009).

Exhibit 3:

First Amendment to the Agreement and Plan of Merger, dated as of February 16, 2010, by and among The Talbots, Inc., Tailor Acquisition, Inc. and BPW Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form  8-K filed by The Talbots, Inc. with the Securities and Exchange Commission on February 17, 2010).

Exhibit 4:

Second Amendment to the Agreement and Plan of Merger, dated as of April 6, 2010, by and among The Talbots, Inc., Tailor Acquisition, Inc. and BPW Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form  8-K filed by The Talbots, Inc. with the Securities and Exchange Commission on April 6, 2010).

Exhibit 5:

Repurchase, Repayment and Support Agreement, by and among The Talbots, Inc., BPW Acquisition Corp., Aeon (U.S.A.), Inc. and Aeon Co., Ltd., dated as of December 8, 2009 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by The Talbots, Inc. with the Securities and Exchange Commission on December 10, 2009).

Exhibit 6:

Sponsors’ Agreement, by and among Perella Weinberg Partners Acquisition LP, BPW BNYH Holdings LLC, The Talbots, Inc. and BPW Acquisition Corp., dated as of December 8, 2009 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by The Talbots, Inc. with the Securities and Exchange Commission on December 10, 2009).

Exhibit 7:

Agreement, dated as of December 7, 2009, by and among PWP Acquisition GP LLC, Perella Weinberg Partners Acquisition LP, Perella Weinberg Partners Group LP, BNYH BPW Holdings LLC, BNYH BPW 1 LLC, BNYH BPW 2 LLC and Brooklyn NY Holdings LLC.

Exhibit 8:

Amended and Restated Registration Rights Agreement, dated as of April 7, 2010, by and among The Talbots, Inc., BPW Acquisition Corp., Perella Weinberg Partners Acquisition LP, BNYH BPW Holdings LLC, Roger W. Einiger, J. Richard Fredericks and Wolfgang Schoellkopf (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by The Talbots, Inc. with the Securities and Exchange Commission on April 8, 2010).

CUSIP No. 874161102	SCHEDULE 13D	Page 15 of 18

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 16, 2010

                                   PERELLA WEINBERG PARTNERS ACQUISITION LP,
                                   by PWP Acquisition GP LLC, its General Partner

                                   /s/ Gary S. Barancik

                                   Name:  Gary S. Barancik

                                   Title:  Authorized Person

                                   PWP ACQUISITION GP LLC

                                   /s/ Gary S. Barancik

                                   Name:  Gary S. Barancik

                                   Title:  Authorized Person

                                   PERELLA WEINBERG PARTNERS GROUP LP

                                   /s/ Gary S. Barancik

                                   Name:  Gary S. Barancik

                                   Title:  Authorized Person

                                   JOSEPH R. PERELLA

                                   /s/  Joseph R. Perella

                                   BNYH BPW HOLDINGS LLC,

                                   by Perella Weinberg Partners Acquisition LP, its sole member,

                                   by PWP Acquisition GP LLC, its General Partner

                                   /s/ Gary S. Barancik

                                   Name:  Gary S. Barancik

                                   Title:  Authorized Person

CUSIP No. 874161102	SCHEDULE 13D	Page 16 of 18

INDEX OF EXHIBITS

Exhibit 1:	Joint Filing Agreement, dated April 16, 2010, by and among each of the Reporting Persons as required by Rule 13d-1(k)(1) under the Securities and Exchange Act f 1934, as amended.
Exhibit 2:

Agreement and Plan of Merger, by and among The Talbots, Inc., Tailor Acquisition, Inc. and BPW Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by The Talbots, Inc. with the Securities and Exchange Commission on December 10, 2009).

Exhibit 3:

First Amendment to the Agreement and Plan of Merger, dated as of February 16, 2010, by and among The Talbots, Inc., Tailor Acquisition, Inc. and BPW Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form  8-K filed by The Talbots, Inc. with the Securities and Exchange Commission on February 17, 2010).

Exhibit 4:

Second Amendment to the Agreement and Plan of Merger, dated as of April 6, 2010, by and among The Talbots, Inc., Tailor Acquisition, Inc. and BPW Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form  8-K filed by The Talbots, Inc. with the Securities and Exchange Commission on April 6, 2010).

Exhibit 5:

Repurchase, Repayment and Support Agreement, by and among The Talbots, Inc., BPW Acquisition Corp., Aeon (U.S.A.), Inc. and Aeon Co., Ltd., dated as of December 8, 2009 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by The Talbots, Inc. with the Securities and Exchange Commission on December 10, 2009).

Exhibit 6:

Sponsors’ Agreement, by and among Perella Weinberg Partners Acquisition LP, BPW BNYH Holdings LLC, The Talbots, Inc. and BPW Acquisition Corp., dated as of December 8, 2009 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by The Talbots, Inc. with the Securities and Exchange Commission on December 10, 2009).

Exhibit 7:

Agreement, dated as of December 7, 2009, by and among PWP Acquisition GP LLC, Perella Weinberg Partners Acquisition LP, Perella Weinberg Partners Group LP, BNYH BPW Holdings LLC, BNYH BPW 1 LLC, BNYH BPW 2 LLC and Brooklyn NY Holdings LLC.

Exhibit 8:

Amended and Restated Registration Rights Agreement, dated as of April 7, 2010, by and among The Talbots, Inc., BPW Acquisition Corp., Perella Weinberg Partners Acquisition LP, BNYH BPW Holdings LLC, Roger W. Einiger, J. Richard Fredericks and Wolfgang Schoellkopf (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by The Talbots, Inc. with the Securities and Exchange Commission on April 8, 2010).

CUSIP No. 874161102	SCHEDULE 13D	Page 17 of 18

SCHEDULE I

            Set forth below are the name, position and present principal occupation of each of the members and controlling persons of PWP Acquisition GP LLC (“PWP GP”), the general partners and controlling persons of Perella Weinberg Partners Group LP (“PWP Group”) and the members and controlling persons of BNYH BPW Holdings LLC (collectively, the “Listed Persons”).  PWPA, PWP GP, PWP Group and BNYH are hereinafter collectively referred to as the “Reporting Entities.”  Except as otherwise indicated, the business address of each Listed Person is c/o Perella Weinberg Partners LP, 767 Fifth Avenue, New York, NY 10153, and each Listed Person is a citizen of the United States.

Members and Controlling Persons of PWP GP

Name	Present Principal Occupation in Addition to Positions with PWP GP and Positions with the Reporting Entities
Perella Weinberg Partners Group LP*	Sole Member of PWP GP
Joseph Perella	Principal occupation is to serve as the Chairman and Chief Executive Officer of PWP Group; Authorized Person of PWP GP; Authorized Person of BNYH; Authorized Person of PWPA

General Partners and Controlling Persons of PWP Group

Name	Present Principal Occupation in Addition to Positions with PWP Group and Positions with the Reporting Entities
PWP Group GP LLC**	General Partner of PWP Group
Joseph R. Perella	Principal occupation is to serve as the Chairman and Chief Executive Officer of PWP Group; Authorized Person of PWP GP; Authorized Person of BNYH; Authorized Person of PWPA

Members and Controlling Persons of BNYH

Name	Present Principal Occupation in Addition to Positions with BNYH and Positions with the Reporting Entities
Perella Weinberg Partners Acquisition LP***	Sole Member of BNYH
Joseph Perella	Principal occupation is to serve as the Chairman and Chief Executive Officer of PWP Group; Authorized Person of PWP GP; Authorized Person of BNYH; Authorized Person of PWPA

*    Delaware limited partnership; primary activity is to serve as the holding company for businesses that provide investment banking, corporate advisory and asset management services to clients worldwide.

**  Delaware limited liability company; primary activity is to serve as general partner of PWP Group.

CUSIP No. 874161102	SCHEDULE 13D	Page 18 of 18

***Delaware limited partnership; primary activity is investing in shares of common stock of The Talbots, Inc.